UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ELBIT SYSTEMS LTD.

(Exact name of registrant as specified in its charter)

Israel	000-28998	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

Advanced Technology Center, P.O. Box 539, Haifa	3100401
(Address of principal executive offices)	(Zip Code)

David Block Temin
c/o Elbit Systems Ltd.
Advanced Technology Center, P.O. Box 539, Haifa 3100401, Israel
972-4-831-6626

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Elbit Systems Ltd.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.elbitsystems.com under "About - Ethics and Conduct - Conflict Minerals Compliance Policy" and under “Investor Relations - SEC Filings”.

Item 1.02 Exhibits

A copy of Elbit Systems Ltd.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.elbitsystems.com under "About - Ethics and Conduct - Conflict Minerals Compliance Policy" and under “Investor Relations - SEC Filings”.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ELBIT SYSTEMS LTD. By: /s/ David Block Temin Name: David Block Temin Title: Executive Vice President, Chief Compliance Officer and Senior Counsel	Date: May 31, 2016